UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-23357 CUSIP NUMBER: 717131-10-6

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOANALYTICAL SYSTEMS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2701 Kent Avenue
Address of Principal Executive Office (Street and Number)

West Lafayette, IN  47906
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bioanalytical Systems, Inc. (the "Company") is unable to file its Form 10-Q for the three months ended December 31, 2008, within the prescribed time period without unreasonable effort and expense.  Specifically, the Company was not in compliance with loan covenant requirements related to fixed charge coverage at December 31, 2008 under its loan agreements with National City Bank of Indiana (“NatCity”) and Regions Bank (“Regions”).  On February 17, 2009, the Company obtained a written waiver from Regions of its non-compliance with the Regions fixed charge coverage covenant through March 31, 2009.   Discussions with NatCity to waive or amend a similar fixed charge coverage requirement for the same periods are continuing.   The non-compliance with the NatCity covenant and the terms of any waiver or amendment could affect the classification and disclosures regarding the Company’s debt in its quarterly financial statements.  Additional time is required to complete the discussions with NatCity and determine the impact of the outcome of those discussions on the Company’s financial statements and disclosures.  The Company anticipates completing the filing on or before the fifth calendar day following the prescribed due date (as extended by Commission rules).

This Notification contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Readers of this Notification are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although Bioanalytical Systems, Inc. believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this Notification will prove to be accurate.  Risks and uncertainties that may affect the Company's future results include, but are not limited to, risks and uncertainties related to negotiations with the Company's banks, the development, marketing and sales of products and services, changes in technology, industry standards and regulatory standards, and various risks discussed under the heading “Risk Factors” in the Company's annual report on Form 10-K.  The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.  The Company does not undertake any obligation to update any forward looking statement.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michael R. Cox	(765)	463-4527
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒  Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Refer to Exhibit 99.1 on Form 8-K  filed on February 18, 2009

BIOANALYTICAL SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2009	By:	/s/ Michael R. Cox
Michael R. Cox
Vice President, Finance and Administration, Chief Financial Officer and Treasurer

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).